June 24, 2019

Christopher Cutchens
Chief Financial Officer
mPhase Technologies, Inc.
9841 Washington Boulevard, Suite 390
Gaithersburg, MD 20878

       Re: mPhase Technologies, Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2018
           Filed October 15, 2018
           File No. 000-30202

Dear Mr. Cutchens:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2018

Item 9A. Controls and Procedures , page 31

1. In future filings, revise management s report to identify the version of the Committee of
      Sponsoring Organizations of the Treadway Commission (COSO) Internal Control -
      Integrated Framework that was used to perform your assessment, i.e., the 1992
      Framework or the Updated Framework issued in 2013. Please refer to Item 308(a)(2) of
      Regulation S-K.
Consolidated Statements of Cash Flows, page F-5

2. Tell us how your presentation of cash flows used in operating activities is consistent with
      ASC 230-10-45-28, which requires that when using the indirect method you should begin the reconciliation with net income and not net income (loss) from continuing operations.
      Otherwise, revise future filings to comply with that guidance. Christopher Cutchens
mPhase Technologies, Inc.
June 24, 2019
Page 2
3. Please revise future filings to comply with the reporting requirements of ASC 205-20-50-
         5B(c) regarding the presentation of the cash flows of your discontinued operations.
Note 8. Stockholders' Equity and Convertible Debt Arrangements
Long Term Convertible Debentures/Debt Discount, page F-15

4. Revise future filings to provide all of the disclosures required by paragraphs 50-4 through
         50-6 of ASC 470-20 for your convertible debt instruments that may be settled in cash. In this regard, revise to also describe the specific conversion features of each debt arrangement and discuss how the features and the host instrument are accounted for and valued in your financial statements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



FirstName LastNameChristopher Cutchens                        Sincerely,
Comapany NamemPhase Technologies, Inc.
                                                              Division of
Corporation Finance
June 24, 2019 Page 2                                          Office of
Electronics and Machinery
FirstName LastName